**Equus Financial Consulting, LLC**
**Statement of Financial Condition**
**December 31, 2021**

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-52728 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ____01/01/21____ AND ENDING ____12/31/21____
                                         MM/DD/YY                          MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

---

NAME OF FIRM: ____Equus Financial Consulting LLC____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer       ☐ Security-based swap dealer       ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

____78 Pine Street, Suite 101____
                              (No. and Street)

| New Canaan | CT | 06840 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Darryl Glatthorn | 203-222-7400 | dglatthorn@equusfc.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

### B. ACCOUNTANT IDENTIFICATION

---

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

____Alperin, Nebbia & Associates, CPA, PA____
                   (Name – if individual, state last, first, and middle name)

| 375 Passaic Avenue, Suite 200 | Fairfield | NJ | 07004 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 2/24/2009 | 3397 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, __Darryl Glatthorn_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ____Equus Financial Consulting LLC_____, as of _____December 31_____, 2 021__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LUISA FERNANDA ROJAS-MORENO
Notary Public
Connecticut
My Commission Expires Oct 31, 2026

Notary Public \ 02/16/2022

Signature: _____

Title:
Managing Partner

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Equus Financial Consulting, LLC**
**Index to Statement of Financial Condition**
**December 31, 2021**

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

## Report of Independent Registered Public Accounting Firm

To the Member of Equus Financial Consulting, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Equus Financial Consulting, LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Equus Financial Consulting, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The statement of financial condition is the responsibility of Equus Financial Consulting, LLC's management. Our responsibility is to express an opinion on Equus Financial Consulting, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Equus Financial Consulting, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Alperin, Nebbia & Associates, CPA, PA

*Alperin, Nebbia & Associates, CPA, PA*

Fairfield, New Jersey
February 17, 2022

**Equus Financial Consulting, LLC**
**Statement of Financial Condition**
**As of December 31, 2021**

### ASSETS

| | | |
|---|---|---:|
| Assets: | | |
| Cash and cash equivalents | $ | 248,101 |
| Accounts receivable | | 368,970 |
| Prepaid expenses and other assets | | 23,777 |
| Total assets | $ | 640,848 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Liabilities: | | |
| Commissions payable | $ | 341,489 |
| Accounts payable and accrued expenses | | 21,139 |
| Total liabilities | | 362,628 |
| Member's equity | | 278,220 |
| Total liabilities and member's equity | $ | 640,848 |

See accompanying notes to financial statement.

# Equus Financial Consulting, LLC
## Notes to Statement of Financial Condition

1. **Nature of Operations and Summary of Significant Accounting Policies**

   Nature of Operations
   Equus Financial Consulting, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company formed in the State of Delaware. The Company's primary business focus is on private placements and life settlements. The Company provides services to a growing group of alternative assets managers to source qualified investors for their investment funds. In the life settlements market, the Company acts as a broker to arrange the sale of individual variable universal life insurance policies.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

   Use of Estimates
   The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash and Cash Equivalents
   Cash and cash equivalents are stated at market value. Cash equivalents include only securities having a maturity of three months or less at the time of purchase. The Company maintains its cash balances at one financial institution located in the United States. These balances are insured up to $250,000 by the Federal Deposit Insurance Corporation. At times, cash balances may exceed the insured limits, however as of December 31, 2021 there were no cash balances in excess of insured limits. The Company has not experienced any losses in such accounts. The Company held no cash equivalents at December 31, 2021.

   Accounts Receivable
   Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company may record an allowance for doubtful accounts, which is the Company's best estimate of the amount of probable credit losses on the existing accounts receivable. The allowance is determined based on the historical write-off experience and age of the accounts receivable balances. The allowance for doubtful accounts is reviewed on a monthly basis. Past due balances over 90 days and over a specified amount are reviewed individually each month for collectability and specific bad debt reserves are recorded as deemed necessary. Account balances are written off and removed from the allowance for doubtful accounts calculation when the Company determines that it is probable the accounts receivable will not be recovered. At December 31, 2021, no allowance for doubtful accounts was deemed necessary.

   Commissions Payable
   The Company records commissions payable to contractors based on a percentage of revenue. Commissions are paid when cash is received for amounts invoiced. No commission payable is recorded for accounts receivable balances that are considered uncollectible and for which a reserve is recorded.

Income Taxes

No provision for federal and state income taxes has been made for the Company since, as a single member limited liability company, the Company is not subject to income taxes.  The Company's income or loss is reportable by its member on his individual tax return.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements.  The tax years that remain subject to examination by taxing authorities are 2018, 2019, 2020, 2021.

## 2.  Commitments and Contingencies

The Company rents office space in Connecticut on a month-to-month basis.

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business.  It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position or operations of the Company.

The Company had no contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2021 or during the year then ended.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread globally. While the disruption is currently expected to be temporary, there is uncertainty around the duration. At this stage, the impact on our business and results has not been significant and based on our experience to date we expect this to remain the case. We will continue to follow the various government policies and advice and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our people.

## 3.  Net Capital and Aggregate Indebtedness Requirement

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2021, the Company's net capital as defined by SEC Rule 15c3-1 was $208,657 which exceeded the minimum requirement of $24,175 by $184,482.  At December 31, 2021, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 1.74 to 1.0.

The Company is not required to claim exemption from Rule 15c3-3(k) of the Securities and Exchange Commission (SEC), as the Company is considered a "Non-Covered Firm" by Footnote 74 issued by the SEC in July 2020.  This is based on the Company only conducting non-covered activities, as described in Footnote 74.

4.  **Liabilities Subordinated to the Claims of General Creditors**

    As of December 31, 2021, the Company had not entered into any subordinated loan agreements.

5.  **Subsequent Events**

    Events have been evaluated through the date that these financial statements were available to be issued, and no further information is required to be disclosed.